NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

March 6, 2014

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:      NCM Financial, Inc.

Registration Statement on Form S-1

Filed January 2, 2014

File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 29, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	The current status of your business is unclear from the disclosure in your prospectus. On the one hand, for example, you state in your summary and business disclosure that you are a “leading provider of investment research,” while on the other hand, in your results of operations disclosure you state that you have no operations and do not currently engage in any revenue generating business activities. Accordingly, please revise your prospectus summary, business and management’s discussion sections to provide a clear, concise and consistent description of your current business activities and products. Clearly distinguish these current business activities and products from future ones that are not yet, and may never be, operational. In particular, please clarify:

•	whether you develop the investment research you offer or whether third-parties develop it;
•	whether you currently offer, or plan to offer, brokerage services;
•	whether you currently offer, or plan to offer, asset management services; and
•	whether you currently have any media partnerships and if you do, whether you have generated any revenues from these partnerships.

Response: NCM Financial developed online software, mobile software, and tablet software to process research for investors. The online systems are developed for individual users to have access to the research and software services on multiple devices. NCM Financial is partnered with Xignite to provide end of day data from the exchanges. With the amount of companies on the stock exchanges, there are over one hundred million possibilities for investors when comparing individual companies, the derivative positions, and the potential investment opportunities. In order to process information from the stock exchanges, NCM Financial’s software services utilize the patented filtering system to process and calculate equity, ETF, and option research for investors.

NCM Financial does not offer and has no intention of offering brokerage services. NCM Financial has the ability to partner with brokerages through licenses. NCM Financial has an exclusive license with OptionTech, LLC to the patented technology which provides NCM Financial the ability to license or partner to sell the software to individual brokers, research firms, and financial companies. However, NCM financial has no intention to offer brokerage services through the Company or partnerships of the Company.

NCM Financial does not offer and has no intention of offering management services. While we do have the ability to partner with advisors that offer asset management services exchange traded products, we are not currently, and have no plans to be, engaged in advising or providing asset management services through such partnerships.

NCM Financial is partnered with six media partners to sell advertising. These media partnerships include the following: Blinkx, IgnitionOne, Tradedoubler, Ebuzzing, Creafi Online Media, and D’arriens. Some media partnerships or agreements have started to produce revenues and other agreements have not produced revenues. It is in the sole discretion of NCM Financial which media partnership is provided the impression. NCM Financial has the ability to show one advertiser’s media placements over another and the revenues generated from one partnership over another may be skewed based on inventory and allocation. Furthermore, not all advertising partnerships are looking to target in all countries. Collectively, NCM Financial has the ability to sell media to advertisers from the following countries: UK – United Kingdom, CH –Switzerland, US – United States, CA – Canada, BE – Belgium, DE – Germany, FR – France, IT – Italy, RT – Russia, AU – Australia, AT – Austria, BR – Brazil, MX – Mexico, AR – Argentina, NZ – New Zealand, ZA – South Africa, and ES – Spain. The following details are for media coverage and terms of the agreements.

2.	In your response letter, please provide a detailed analysis of whether you are:

•	required to register as an investment adviser under the Investment Advisers Act of 1940 or whether you are subject to the regulation of any state as an investment adviser;
•	required to register as an investment company under the Investment Company Act of 1940; and

•	required to register as a broker-dealer under the Exchange Act.

Response: In response to the Staff’s comment, we believe that we are:

•	Not required to register as an investment advisor, as defined under Section 202(a)(11) of the Investment Advisers Act of 1940. The Company does not engage or intend to engage in the business of advising others, either directly or through its publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities. The Company offers investors access to research and data, and does not conduct or issue analysis or reports relating to the value of securities.

•	Not required to register as an investment company under the Investment Company Act of 1940. Section 3(a)(1) of the Investment Company Act defines "investment company" as any issuer which: (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent um of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. The Company’s business does not include any of the activities described under Sections 3(a)(1)(A)-(C) of the Investment Company Act. Instead, the Company’s business is focused solely on compiling data and providing investors access to existing research and software services.

•	Not required to register as a broker-dealer under Rule 3a4-1 of the Exchange Act. The Company is not a “finder” or a “business broker,” and concentrates its operations solely on information supplying. The Company does not arrange the structure of any offerings and does not engage in the business of negotiation on behalf of the issuers.

3.	In your response letter, please provide a detailed analysis of whether you believe you are a shell company as that term is defined in Securities Act Rule 405 of Regulation C. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S -8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Response: We do not believe that we are a "shell company" as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a "shell company" as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Registrant does not believe that it is a "shell company" as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Specifically, the Registrant does not believe that it can be classified as a company having "no or nominal operations". From inception, the Registrant's management has devoted a significant amount of time to form the company, to develop its business plan, develop the software, develop the mobile platform, develop the tablet platform, develop the international translation system, develop the advertising system, develop the sector and forex based research, and form business relationships, agreements, and partnerships. NCM Financial, Inc. holds significant intangible assets in the form of software and domains. NCM Financial holds an online presence through search and social media containing a network growing at approximately thirty thousand people per day. As a result of holding the intangible assets, NCM Financial, Inc. has the ability to operate based on the current intangibles, financing activities from key service providers, and the ability to continue the development of the real time platform.

The Company has intangible assets, online products, mobile software, tablet software, and is developing actual products that are described in the Registration Statement to generate revenue once the Company is able to get them into the market. Therefore, the company does not believe that its operations can be considered "nominal", and for that reason the company does not believe that it is, or has ever been, a "shell company" and does not believe it is necessary to provide a risk factor discussing shell status.

To date, the following work was commenced.

4.	Please provide us with copies of all written communications, as defined in Securities Act Rule 405 of Regulation C, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company confirms that it will supplementally provide the Staff with copies of all written communications, if any, that the Company or anyone authorized on the Company's behalf, present to potential investors in reliance on Section 5(d) of the Securities Act. The Company also confirms that it will supplementally provide the Staff with copies of research reports that it knows of which are published or distributed in reliance on Section 2(a)(3) of the Securities Act, if any.

Prospectus Summary, page 1

5.	Please provide both quantitative and qualitative support for your claim that you are a leading provider of investment research and financial software for derivative contracts. Alternatively, delete this claim.

Response: In response to the Staff’s comment, we have revised our disclosure to remove the claim that we are a leading provider of investment research and financial software for derivative contracts.

6.	Consider including a tabular presentation of the most significant measures of your financial condition and results of operations.

Response: We hereby advise the Staff that we have included a tabular presentation of the most significant measures of our financial condition and results of operations as part of our Prospectus Summary.

Risk Factors

Risks Related to Our Business and Industry

“ We have a history of losses …,” page 5

7.	Revise this risk factor and other risk factors in which you discuss your revenue growth to clarify that you have not yet generated any revenues.

Response: We hereby advise the Staff that we have revised our risk factors to clarify that the company has not generated any revenues since 2009.

“ If we are unable to attract new customers…,” page 5

8.	Please disclose in this risk factor the number of your existing customers. If you do not have any current customers, delete references to “existing customers” from this risk factor.

Response: We hereby advise the Staff that we have revised our disclosure to clarify that our existing customers are comprised of global advertisers and advertising networks, whom range from small local businesses to large corporations. Our current customers vary from day to day and change daily based on the choice of the advertisers. Our existing customer base is currently decided on a millisecond basis. On average, our customers are chosen within approximately 85 milliseconds from when a visitor arrives and when the advertisement is chosen to be delivered to the customer. Our customer base changes rapidly and can vary from city to city, state to state, and country to country.

“ If subscription renewal rates decrease …,” page 5

9.	Please disclose in this risk factor the number of subscriptions for your software that you have sold to date. If you have not yet sold any subscriptions, clarify that fact in the risk factor.

Response: In response to the Staff’s comment, we have revised our disclosure to include that our current user base consists of paying and non-paying subscribers. There are two subscription based models, one for online users and one for mobile and tablet users. For online usage, one individual who had been a free subscriber through a thirty day free trial now has been a member for two months. There are eleven other users who have access to software for various reasons (such as sales, product verification, product development, legal, or intellectual property). On the tablet platform, there are six users, who have access to software for various reasons; such as sales, product verification, product development, legal, or intellectual property. The real time subscription based model has two users and is currently not available to the public.

“ The requirements of being a public company may strain our systems and resources…” page 6

10.	We note your statement in this risk factor that as a public company you will become subject to the reporting requirements of the Exchange Act. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please include a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response: We hereby advise the Staff that we have revised our risk factor to disclose that after we complete this offering, we will be required to file reports with the SEC under section 13 (a) or 15(d) of the Exchange Act (supplementary and periodic information for an issuer which shall file a registration statement which has become effective pursuant to the Securities Act, shall file with the SEC, in accordance with such rules and regulations as the SEC may prescribe as necessary or appropriate in the public interest or for the protection of investors). The reports will be filed electronically. The reports we will be required to file are Forms 10-K, 10-Q, and 8-K. You may read copies of any materials we file with the SEC at the SEC's Public Reference Room or visiting the SEC's Internet website. The Company intends to file a Form 8A making the Company a mandatory reporting issuer under the Exchange Act.

11.	It appears that there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

Response: We respectfully advise the Staff that we have added a risk factor to alert investors of the material risk that the company may lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act.

Risks Related to this Offering and our Securities

“ We are dependent on our management team…” , page 1 1

12.	Please revise this risk factor to clarify, if true, that your employment agreement with Mr. Noel, your sole employee, permits him to terminate his employment with the company at any time without penalty.

Response: In response to the Staff’s comment, we have clarified our disclosure that our employment agreement with Mr. Noel, our Chief Executive Officer and sole employee, permits him to terminate his employment with the Company at any time without penalty.

“ Our ability to raise capital in the future… ,” page 1 2

13.	Revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources. To the extent that a deficiency in capital resources is perceived, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

Response: We hereby advise the Staff that we have revised our risk factor to disclose the information requested by the Staff in comment 13.

“ Substantial future sales of shares of our common stock by existing shareholders,” page 13

14.	Please file as an exhibit the 180-day lock-up agreement with your existing investors referenced in this risk factor. Refer to Item 601(b)(10) of Regulation S -K.

Response: We respectfully advise the Staff that we have filed a Form of the Lock-Up Agreement with our existing investors as Exhibit 10.16.

“ We do not currently intend to pay dividends…,” page 1 4

15.	The information in this risk factor duplicates information provided in the last risk factor on page 9. Please consider combining these two risk factors.

Response: In response to the Staff’s comment, we have combined the duplicate risk factors.

Use of Proceeds, page 14

16.	We note the statement that your assumed offering price of $0.25 per share is the midpoint of the estimated offering price range set forth on the cover page of your prospectus. Because there does not appear to be an offering price range set forth on the cover page, please remove this language or advise.

Response: We hereby advise the Staff that we have removed the statement referring to the midpoint of the estimated offering price.

Dilution, page 15

17.	Consider simplifying your disclosure to present only the information required by Item 506 of Regulation S-K.

Response: We have simplified our disclosure to present only the information required by Item 506 of Regulation S-K.

Selling Stockholders, page 17

18.	Identify the person or persons who exercise sole or shared voting or investment control over each legal entity listed. See Item 507 of Regulation S -K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, we have disclosed the person who exercises sole voting and investment control over each legal entity listed.

19.	We note your disclosure at the top of page 18 that except for Michael Noel, Scott Noel, Martha Noel, Ron Noel and Llewellyn R. Watkins, none of the selling shareholders are broker-dealers or affiliates of broker-dealers. This appears to conflict with later disclosure near the bottom of page 18 that none of your selling shareholders are broker - dealers or affiliates of broker-dealers. Please reconcile this inconsistency and identify any selling shareholder that is a broker-dealer or an affiliate of a broker-dealer. Additionally, to the extent any selling shareholders are broker-dealers or affiliates of a broker-dealer, state whether the selling shareholder had any agreements, plans or arrangements to dispose of the shares at the time the selling shareholder acquired the shares.

Response: We hereby advise the Staff that we have corrected our disclosure to clarify that none of the selling shareholders are broker-dealers or affiliates of broker-dealers, including Michael Noel, Scott Noel, Martha Noel, Ron Noel and Llewellyn R. Watkins.

Description of Business

Business Overview, page 21

20.	We note the discussion in this section of “additional equity based research services” that you own and operate on the web and continuous research you provide for retail and professional investors. Please clarify if these services are part of Option Portfolio Pro or are additional services that you provide. If these services are separate from Option Portfolio Pro, revise your prospectus to provide further information about these additional services, including your number of clients and whether you generate any revenue from these services.

Response: We hereby advise the Staff that we have expanded our disclosure to include a more detailed description of the equity based research services discussed in our prospectus.

The Company’ s Media Partnership , page 2 4

21.	Please revise this disclosure to discuss in more detail the material terms of your media partnerships. File any agreements as exhibits to your registration statement or advise why this is not required. If you do not currently have any media partnerships, clarify that this aspect of your business may never materialize. Also, disclose if you are in discussions with any potential partners and, if so, provide an estimate of when you expect such agreements to be finalized. Additionally, in your response letter, please explain the relevance of your discussion of Blinx, IgnitionOne, Tradedoubler, Ebuzzing, Creafi Online Media and D’arriens.

Response: We have revised our disclosure in response to the Staff’s comment. We have also included our contracts with media partners as exhibits to our registration statement.

Our Growth Strategy, page 27

22.	You disclose in this section that you are “targeted to undergo a full media campaign.” Disclose the status of this campaign, including whether you have finalized any agreements in connection with it. Provide an estimated timetable for completion of the campaign. Disclose the expected material costs of the campaign and anticipated funding sources.

Response: We have revised our disclosure to state that, as of the date of this offering, we do not have a formal strategy in place on how our marketing and growth will be achieved. We intend to develop a marketing strategy to reach investors around the world and to use the Internet to provide our proprietary low cost investment research and software services to support individuals seeking to make informed decisions in this global investment market. Consequently, we have removed the disclosure relating to a media campaign.

Distribution Contract with Click Bank, page 28

23.	File your distribution contract with Click Bank as an exhibit or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have included our contract with Click Bank as Exhibit 10.9.

Employees, page 30

24.	You disclose in this section that you partner with niche service providers globally to provide services to the company. Expand this discussion to disclose the services provided to you and disclose the material terms of your arrangements with such suppliers.

Response: In response to the Staff’s comment, we have added the following disclosure:

“In addition, NCM Financial creates media partnerships with niche service providers globally for services to the Company. The global partnerships provide NCM Financial the ability to expand globally, hire service providers locally, hire service providers nationally, hire service providers internationally, and create opportunities for NCM Financial. NCM Financial provides niche service providers the ability to work part time meanwhile having the ability to work with other companies as well. As a result, contributors of niche services to NCM Financial are located around the globe working on multiple time zones. Service providers seek different levels of contributions and the partnerships reflect the different levels of contributions and the desired time commitments from each service provider. This creates job opportunities for service providers meanwhile providing the services needed for NCM Financial to grow operationally, fundamentally, and create material contributions to NCM Financial. For more information on our service providers, please see page 24 discussion on the “Company’s Media Partnerships” and other “Agreements”.”

Refer to Item 101(h)(4) of Regulation S-K.

Description of Property, page 31

25.	Please disclose whether you own or lease your principal executive offices. If you lease the property, please disclose the terms of the lease and tell us what consideration you gave to filing the lease agreement as an exhibit to the registration statement. If there is no written lease agreement, please tell us what consideration you gave to filing a written summary of the oral lease agreement as an exhibit to the registration statement. Refer to Items 102 and 601(b)(10)(ii)(D) of Regulation S-K. For additional guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: We hereby advise the Staff that we have revised our disclosure to state that we lease our office space pursuant to a service agreement for $245 per month, which is filed as Exhibit 10.8.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

26.	Please reconcile your statement that perpetual licenses comprised more than 90% of your license revenues for the year ended December 31, 2012 with your statement of operations for that same year which shows no revenues generated.

Response: We have revised our disclosure to clarify that we have not generated revenues from our business operations since 2009.

Results of Operations

Comparison of the three and nine months ended September 30, 2013 and 2012

Revenues, page 35

27.	You disclose that as of September 30, 2013, you have signed advertising partnerships with various companies to provide you revenues. Please disclose the number of partnerships that you have signed, the material terms, including payment terms, of your agreements with the advertisers and when you expect to begin generating revenue in connection with these partnerships.

Response: In response to the Staff’s comment, we have revised our disclosure under the “The Company’s Media Partnerships,” beginning on page 29, to include greater detail on the material terms of our advertising partnerships. We hereby advise the Staff that as of the date of this prospectus, the Company has entered into six media partnership agreements. The Company expects to begin generating revenues in connection with these partnerships in our next quarter, but does not anticipate being able to sustain revenues without additional financing.

Liquidity and Capital Resources, page 36

28.	You state that you have insufficient cash for the next twelve months. Please revise your disclosure to state the estimated deficiency in dollar terms. Provide a discussion of your expected cash needs over the next twelve months and a discussion of long-term liquidity. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

Response: In response to the Staff’s comment, we have disclosed that If NCM Financial does not raise any capital, NCM Financial will not be able to operate over the next six months. Without payment terms being provided from the service providers, NCM Financial’s operations would be reduced based on the cuts to the terms by the service providers. The minimum additional capital needed to operate and expand over the next twelve months is $1,000,000. If capital is not raised, the estimated deficiency is $1,000,000 to reach milestones outlined based on the quarter by quarter projections. Current operations are solely dependent on payment terms provided by service providers. NCM Financial will not have the ability to maintain operations or hire service providers without a successful capital raise.

Accounting Policies, page 41

29.	Please revise this section and focus your discussion on any accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. For additional guidance, see SEC Release No. 33-8350.

Response: We hereby advise the staff that that we have removed the discussion on “Critical Accounting Policies.

Executive Compensation, page 43

30.	Please update your summary compensation table to include information for fiscal year 2013. See Item 402(n) of Regulation S-K. For additional guidance, see Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment we have updated our summary compensation table to include information for fiscal year 2013.

Security Ownership and Beneficial Ownership of Management, page 44

31.	It appears that Martha Noel and Ron Noel should be included in the beneficial ownership table as greater than five percent holders. Additionally, if Martha Noel and Ron Noel are spouses, please determine whether each beneficially owns the other’s shares. For additional guidance, consider Instruction 5 to Item 403 of Regulation S -K and Question 105.05 of our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial

Response: We have revised the disclosure to include Martha Noel and Ron Noel in the beneficial ownership table and clarify that each beneficially owns the other’s shares.

Ownership Reporting Compliance and Disclosure Interpretations.

32.	It appears that the percentages of common stock ownership listed in the beneficial ownership table may be incorrect. Please ensure that these percentages are correct and, if necessary, revise the table.

Response: We hereby advise the staff that we have corrected the percentages of common stock ownership listed in the beneficial ownership table.

33.

We note your statement that you have four holders of record of your common stock. Please revise, if necessary, as it appears that this statement may conflict with disclosure found on page 33 of your registration statement.

Response: We hereby advise the staff that we have corrected our disclosure to state that there are seven holders of record of our common stock.

Certain Relationships and Related Party, And Director Independence

Related Party Transactions, page 44

34.	Please describe the material terms of your licensing agreement with OptionTech, LLC in this section. See Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, we have included a description of the material terms of our agreement with OptionTech LLC

35.	Please describe the material terms of the loan or loans to your company from Michael Noel. Additionally, file the loan agreement as an exhibit. See Items 404 and 601(b)(10)(ii)(A) of Regulation S-K.

Response: We hereby advise the Staff that we have included a description of the material terms of the loan agreement between Michael Noel and the Company, and have filed the loan agreement as Exhibit 10.17.

Unaudited Condensed Financial Statements

Condensed Balance Sheets, page F-1

36.	Since you have had significant changes in your stockholders’ deficit, revise to present a separate financial statement for your stockholders’ deficit.

Response: In response to the Staff’s comment, we have added a separate financial statement for our stockholders’ deficit.

37.	Explain how you determined that the retained deficit should be $17.1 million when your retained deficit as of December 21, 2012 was only $174,000. Please reconcile the difference.

Response: We hereby advise the Staff that for the year ended December 31, 2012 the Company was a Limited Liability Company with member’s equity balance of $174,000. During 2013, the Company converted to a C-Corporation. The transaction was treated as a transaction between entities under common control. The members equity account balance at December 31, 2012 was merged into the retained deficit account and the amount assigned to the stock transactions was taken as a deemed distribution. See the September 30, 2013 revised financial statements, statement of stockholders deficit.

Condensed Statements of Operations (Unaudited), page F -2

38.	Revise to disclose earnings per share for the period following your conversion to a corporation. Refer to ASC 260-10-45-2.

Response: In response to the Staff’s comment, we have corrected our statement relating to the stockholders deficit.

Condensed Statements of Cash Flows (Unaudited), page F-3

39.	We note that you present member distributions for the nine months ending September 30, 2012. However, the Statements of Cash Flows for the year ending December 31, 2012 does not present any distributions. Please explain this difference.

Response: We respectfully advise the Staff that in the fourth quarter of 2012 the distribution shown in the September 30, 2012 financial statements was reclassified against the office loans.

Item 16. Exhibits and Financial Statement Schedules, page 52

40.	The exhibits to your registration statement were filed in an improper format. Please refile these exhibits in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 25 (September 2013).

Response: We hereby advise the Staff that we have refiled our exhibits in a text-searchable format.

Item 17. Undertakings, page 52

41.

It appears that you are missing the opening portion of the text required by Item 512(a)(5)(ii) of Regulation S-K. Please revise and ensure that the text in your registration statement corresponds with the appropriate text located in Item 512 of Regulation S -K.

Response: We have included the missing portion of the text required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures, page 54

42.	Please revise Mr. Noel’s signature block to disclose all the capacities in which he is signing the registration statement. Refer to Instruction 2 to Signatures in Form S -1.

Response: We have revised Mr. Noel’s signature block to disclose all the capacities in which he is signing the registration statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer